

Max Haot · 2nd in

 **Launcher**

Founder & CEO at Launcher

Brooklyn, New York · 500+ connections · **Contact info**

Experience



Founder & CEO
Launcher
Sep 2017 – Present · 2 yrs 7 mos
Brooklyn, NY

Launcher is developing the world's most efficient rocket to deliver small satellites to orbit.
Learn more at https://launcherspace.com

   



CEO
Mevo
Apr 2019 – Present · 1 yr
Greater New York City Area

Mevo is the pocket-sized live streaming camera.
mevo.com

 **Mevo Plus**



Livestream
10 yrs 8 mos



Chair of the Board
May 2015 – Oct 2017 · 2 yrs 6 mos
Brooklyn, NYC



Founder, GM Video Products
May 2015 – Oct 2017 · 2 yrs 6 mos
Brooklyn, NYC

Lead the launch of the Mevo Camera (mevo.com) and our suite of hardware and software products.

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Vice President
Verizon Business
Jul 2005 – Feb 2007 · 1 yr 8 mos

I was running sales and consulting for the Digital Media division of Verizon Business after they acquired the software division I was running at IMG.



Senior Vice President
IMG Media
Sep 1995 – Jul 2004 · 8 yrs 11 mos
London, United Kingdom

I started my career at IMG in London, running the technology side of their interactive division. We were building official websites for sport federations and events such a Manchester United, The Patriots, US Tennis Federation, Wimbledon, the R&A, FC Barcelona, Brazilian National Football team etc.. My live video passion and projects started right there.

Skills & Endorsements

Digital Media · 99+

 Endorsed by **Soraya Darabi and 31 others who are** highly skilled at this

 Endorsed by **15 of Max's colleagues at Live**

New Media · 99+

 Endorsed by **11 of Max's colleagues at Livestream**

Streaming Media · 99+

 Endorsed by **Jan Ozer and 9 others who are highly skilled at this**

 Endorsed by **8 of Max's colleagues at Lives**

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Recommendations

Received (0)   **Given (2)**



Dennis Paul
Member Board Of Directors at Ireckon BV

October 5, 2018, Max was a client of Dennis'

Dennis and his firm Thyra got involved with my previous startup Livestream, at a critical moment. Livestream was maturing into next phase, both in terms of the need to hire and bring in some senior management, as well as an ambitious plan to launch the the first camera for Live Events. Thyra's secondary invest... See



Michael Dutton
News Media Business Development Executive. Content Strategy, Development + Distribution. Emerging platforms. Innovation.

November 13, 2014, Michael was a client of Max's

Michael led the development of a partnership between AP and Livestream to distribute and monetize groundbreaking livestrea experiences to fans of the Oscars and other major entertainme events. Michael was a great partner throughout this 4+ year partnership with the Associated Press.

Accomplishments

2   **Languages**
English • French

